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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*
                                            ----

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675-6115
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
-----------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BFMA HOLDING CORPORATION
-----------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                              (a)  [x]
                                                                                                           (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
-----------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
-----------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                 DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             488,500
     Number of       --------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        --------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               488,500
      Person         --------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
-----------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          488,500
-----------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
-----------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          11.7%
-----------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
-----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          FLORESCUE FAMILY CORPORATION
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [x]
                                                                                                            (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                  NEVADA
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             29,100
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               29,100
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          29,100
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.7%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BARRY W. FLORESCUE
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                             (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                  UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             517,600
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               517,600
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             56,300
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          573,900
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          13.7%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          NED L. SIEGEL
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                              (a) [x]
                                                                                                           (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                 UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             56,300
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          56,300
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          1.3%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          RICHARD A. BLOOM
--------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                             (a) [x]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
--------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                  UNITED STATES
--------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             10,000
     NUMBER OF       -----------------------------------------------------------------------------------------------
      SHARES         8)      Shared Voting Power
   BENEFICIALLY              0
     OWNED BY        -----------------------------------------------------------------------------------------------
       EACH          9)      Sole Dispositive Power
     REPORTING               10,000
      PERSON         -----------------------------------------------------------------------------------------------
        WITH         10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          10,000
--------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
--------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.2%
--------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          CHARLES W. MIERSCH
--------------------------------------------------------------------------------------------------------------------
2)                        Check the Appropriate Box if a Member of a Group (See Instructions)             (a) [x]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
--------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                  UNITED STATES
--------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             1,000
     Number of       -----------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               1,000
      Person         -----------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,000
--------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
--------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.0%
--------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          MARIETTA CORPORATION
--------------------------------------------------------------------------------------------------------------------
2)                        Check the Appropriate Box if a Member of a Group (See Instructions)              (a) [x]
                                                                                                           (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 [ ]
--------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                 NEW YORK
--------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       -----------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         -----------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          0
--------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]
--------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.0%
--------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------------------------------------------

         This Amendment No. 11 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001, Amendment No. 2 relating to the event date of April 26, 2001, Amendment No. 3 relating to the event date of June 27, 2001, Amendment No. 4 relating to the event date of July 19, 2001, Amendment No. 5 relating to the event date of July 27, 2001, Amendment No. 6 relating to the event date of September 6, 2001, Amendment No. 7 relating to the event date of November 8, 2001, Amendment No. 8 relating to the event date of February 14, 2002, Amendment No. 9 relating to the event date of March 21, 2002 and Amendment No. 10 relating to the event date of May 14, 2002 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Item 2 has been amended and restated in its entirety to read as follows:

         This Statement is being filed jointly by (i) BFMA Holding Corporation ("BFMA"), a Delaware corporation, (ii) Florescue Family Corporation, a Nevada corporation ("FFC"), (iii) Marietta Corporation, a New York corporation, the primary operating subsidiary of BFMA ("Marietta"), (iv) Barry W. Florescue, the President, Chief Executive Officer, director and controlling shareholder of BFMA and the sole officer and director and controlling shareholder of FFC and the Chairman and Chief Executive Officer of Marietta ("Florescue"), (v) Ned L. Siegel, the President of The Siegel Group (a privately held real estate investment company) and a director of BFMA and a director of Marietta ("Siegel"), (vi) Richard A. Bloom, the President, Chief Operating Officer and a director of Marietta and a director of BFMA ("Bloom"), and (vii) Charles W. Miersch, the Senior Associate Dean for Corporate Relations and Institutional Advancement at William E. Simon Graduate School of Business Administration at the University of Rochester and a director of BFMA and a director of Marietta ("Miersch" and, collectively with BFMA, FFC, Marietta, Florescue, Siegel and Bloom, the "Reporting Persons"). The principal business office and address of each of BFMA, FFC and Florescue is 50 East Sample Road, Suite 400, Pompano Beach, Florida 33064. The principal business office and address of each of Marietta and Bloom is 37 Huntington Street, Cortland, New York 13045. The principal business office and address of Siegel is c/o The Siegel Group, 5000 Blue Lake Drive, Suite 150, Boca Raton, Florida 33431. The principal business office and address of Miersch is 2-217 Carol Simon Hall, University of Rochester, Rochester, New York 14627-0102.

         BFMA is a holding company whose primary operating subsidiary Marietta is a supplier of personal care guest amenities for the hospitality industry and a producer of consumer products for a diverse group of companies in the personal care, cosmetic, pharmaceutical household goods and food industries. FFC is a company whose principal business is investing in real estate and other assets. Florescue, Siegel, Bloom and Miersch each is a citizen of the United States. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The information set forth below is given with respect to each of the executive officers and directors of BFMA and Marietta, excluding Florescue, Siegel, Bloom and Miersch, such being all of the persons enumerated in Instruction C to this Statement. The first column indicates the name and business address of the person and the second column indicates the person's present principal occupation or employment and present material positions. None of the following persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the following persons is a United States citizen.

                                                            PRINCIPAL OCCUPATION OR
    NAME AND PRINCIPAL                                           EMPLOYMENT AND
     BUSINESS ADDRESS                                         MATERIAL POSITIONS
     ----------------                                         ------------------
Philip A. Shager                        Senior Vice President,  Chief Financial Officer and Treasurer
c/o Marietta Corporation                of BFMA and Marietta
37 Huntington Street
Cortland, New York 13045

Ronald C. DeMeo                         Senior Vice President of Sales and Marketing of Marietta
c/o Marietta Corporation
37 Huntington Street
Cortland, New York 13045

David P. Hempson                        Senior Vice President of Operations of Marietta
c/o Marietta Corporation
37 Huntington Street
Cortland, New York 13045

Logan D. Delany, Jr.                    Director of BFMA and Marietta
41 North Broadway                       President of Delany Capital Management Corp. (a privately
Irvington, New York 10533-1316          held investment company and consulting firm)
                                        Chairman of the Board of EAD Motors, Inc. (a privately held manufacturer of electric motors)
                                        Chairman of the Board of HH Smith, Inc. ( a privately held manufacturer of electrical connectors and electronic
                                        hardware)
                                        Chairman of the Board of Elinco, Inc. (a privately held
                                        manufacturer of electric motors)
                                        Director of AllVertical, Inc. (a privately held internet
                                        portal and web hosting company)

Charles I. Weissman                           Assistant Secretary and a director of BFMA and Marietta
c/o Swidler Berlin Shereff Friedman, LLP      Attorney - Partner in Swidler Berlin Shereff
The Chrysler Building                         Friedman, LLP
405 Lexington Ave.
New York, New York 10174


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         The first paragraph of Item 4 has been amended to add the following:

         On June 6, 2002, BFMA and Marietta jointly filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the Special Meeting of Stockholders of Morton's, the date and location of which is yet to be announced.

         BFMA is currently planning to solicit proxies to oppose the sale transaction between Morton's and an affiliate of John Castle, a director of Morton's (the "Castle Harlan Offer"), which was approved by Morton's Board of Directors. There are two offers to acquire Morton's: (1) the Castle Harlan Offer to acquire Morton's for $12.60 per share in cash and (2) an offer made by Carl Icahn but not yet approved or rejected by the Morton's Board of Directors to acquire Morton's for $13.50 per share in cash.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A. Agreement of Joint Filing. (1)
         ---------

         Exhibit B. Definitive Proxy Statement, dated April 26, 2001. (2)
         ---------

         Exhibit C. Letter from BFMA to Morton's, dated May 1, 2001. (2)
         ---------

         Exhibit D. Commitment Letter from Icahn Associates Corp., dated May 1, 2001. (2)
         ---------

         Exhibit E. Letter from BFMA to Greenhill & Co., LLC, dated June 27, 2001. (3)
         ---------

         Exhibit F. Letter from BFMA to Morton's, dated July 19, 2001. (4)
         ---------

         Exhibit G. Letter from BFMA to Morton's, dated July 27, 2001. (5)
         ---------

         Exhibit H. Letter from BFMA to Morton's, dated November 8, 2001. (6)
         ---------

         Exhibit I. Letter from BFMA to Morton's Special Committee dated May 14, 2002. (7)
         ----------

         Exhibit J. Amended Agreement of Joint Filing, dated June 5, 2002. (8)
         ----------

(1)    Filed as an exhibit to Amendment No. 1 to the Statement on Schedule 13D.

(2)    Filed as an exhibit to Amendment No. 2 to the Statement on Schedule 13D.

(3)    Filed as an exhibit to Amendment No. 3 to the Statement on Schedule 13D.

(4)    Filed as an exhibit to Amendment No. 4 to the Statement on Schedule 13D.

(5)    Filed as an exhibit to Amendment No. 5 to the Statement on Schedule 13D.

(6)    Filed as an exhibit to Amendment No. 7 to the Statement on Schedule 13D.

(7)    Filed as an exhibit to Amendment No. 10 to the Statement on Schedule 13D.

(8)    Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 5, 2002

                                              BFMA HOLDING CORPORATION

                                              By: /s/ Barry W. Florescue
                                                  ------------------------------
                                                  Name:  Barry W. Florescue
                                                  Title: Chief Executive Officer

                                              FLORESCUE FAMILY CORPORATION

                                              By: /s/ Barry W. Florescue
                                                  ------------------------------
                                                  Name:  Barry W. Florescue
                                                  Title: President

                                              MARIETTA CORPORATION

                                              By: /s/ Barry W. Florescue
                                                  ------------------------------
                                                  Name:  Barry W. Florescue
                                                  Title: Chief Executive Officer

                                                  /s/ Barry W. Florescue
                                              ----------------------------------
                                                  Barry W. Florescue

                                                  /s/ Ned L. Siegel
                                              ----------------------------------
                                                  Ned L. Siegel

                                                  /s/ Richard A. Bloom
                                              ----------------------------------
                                                  Richard A. Bloom

                                                  /s/ Charles W. Miersch
                                              ----------------------------------
                                                  Charles W. Miersch

                                    EXHIBIT A

                        AMENDED AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Morton's Restaurant Group, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 5th day of June, 2002.


                                         BFMA HOLDING CORPORATION

                                         By:/s/ Barry W. Florescue
                                            ----------------------------------
                                                Name:  Barry W. Florescue
                                                Title: Chief Executive Officer

                                         FLORESCUE FAMILY CORPORATION

                                         By:/s/ Barry W. Florescue
                                            ----------------------------------
                                                Name:  Barry W. Florescue
                                                Title: President

                                         MARIETTA CORPORATION

                                         By:/s/ Barry W. Florescue
                                            ----------------------------------
                                                Name:  Barry W. Florescue
                                                Title: Chief Executive Officer

                                         /s/ Barry W. Florescue
                                         -------------------------------------
                                         Barry W. Florescue

                                         /s/ Ned L. Siegel
                                         -------------------------------------
                                         Ned L. Siegel

                                         /s/ Richard A. Bloom
                                         -------------------------------------
                                         Richard A. Bloom

                                         /s/ Charles W. Miersch
                                         -------------------------------------
                                         Charles W. Miersch